UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2013

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Newman
Australia
Annual General Meeting
2013
BHP Billiton Limited
21 November 2013
bhphilliton resourcing the future

Disclaimer
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Forward-looking statements
This presentation includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events, conditions, circumstances and the future financial performance of BHP Billiton, including for capital expenditures, production volumes, project capacity, and schedules for expected production. Often, but not always, forward-looking statements can be identified by the use of the words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed or implied in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2013 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. Forward-looking statements speak only as of the date of this presentation. BHP Billiton will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. All estimates and projections in this presentation are illustrative only. Our actual results may be materially affected by changes in economic or other circumstances which cannot be foreseen. Nothing in this presentation is, or should be relied on as, a promise or representation either as to future results or events or as to the reasonableness of any assumption or view expressly or impliedly contained herein. Nothing in this presentation should be interpreted to mean that future earnings per share of BHP Billiton Plc or BHP Billiton Limited will necessarily match or exceed its historical published earnings per share.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.
UK GAAP financial information
Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources or provided by third parties and has not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
BHP Billiton Limited Annual General Meeting, 21 November 2013

Angostura
Trinidad and Tobago
Jac Nasser
Chairman
Annual General Meeting
21 November 2013
bhphilliton resourcing the future

Welcome to Country
Richard Walley
bhphilliton resourcing the future

Angostura
Trinidad and Tobago
Jac Nasser
Chairman
Annual General Meeting
21 November 2013
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Western Australia
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Integrated Remote Operations Centre Perth
Newman
Western Australia
BHP Billiton Limited Annual General Meeting, 21 November 2013

Directors
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Jac Nasser
Andrew Mackenzie
Malcolm Broomhead
Sir John Buchanan
Carlos
Cordeiro
David Crawford
Pat Davies
Carolyn Hewson
Lindsay Maxsted
Wayne Murdy
Keith Rumble
John Schubert
Baroness Shriti Vadera
BHP Billiton Limited Annual General Meeting, 21 November 2013

CEO succession
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Andrew Mackenzie Marius Kloppers
BHP Billiton Limited Annual General Meeting, 21 November 2013

Group Management Committee
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Andrew Mackenzie Peter Beaven Tim Cutt Dean Dalla Valle
Mike Fraser Geoff Healy Mike Henry Graham Kerr
Jane McAloon Daniel Malchuk Jimmy Wilson Karen Wood
BHP Billiton Limited Annual General Meeting, 21 November 2013

Forum on Corporate Responsibility
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Greg Bourne
Australia
James Ensor
Australia
Malini Mehra
United Kingdom/India
Phil Vernon
United Kingdom
Yaa Ntiamoa-Baidu
Ghana
Cristina Echavarria
Colombia
Tommy Garnett
Sierra Leone
Simon Longstaff
Australia
Mick Dodson
Australia
BHP Billiton Limited Annual General Meeting, 21 November 2013

Global growth by region
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GDP growth rate (% per annum) 10.0 Forecast 8.0 6.0 4.0 2.0 0.0 (2.0) CY2011 CY2012 CY2013 CY2014 CY2015 CY2016 CY2017 CY2018 United States European Union Japan China
Source: IMF World Economic Outlook Database (October 2013).
BHP Billiton Limited Annual General Meeting, 21 November 2013

China’s development
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Shanghai China
BHP Billiton Limited Annual General Meeting, 21 November 2013

Four pillars
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Coal Copper Iron Ore Petroleum
BHP Billiton Limited Annual General Meeting, 21 November 2013

Safety performance
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Total Recordable Injury Frequency (TRIF) (number of recordable injuries per million hours worked) 10 8 6 4 2 0 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013
BHP Billiton Limited Annual General Meeting, 21 November 2013

Our results at a glance bhphilliton resourcing the future Underlying EBIT (US$ billion) 35 30 25 20 15 10 5 0 FY2009 FY2010 FY2011 FY2012 FY2013 Attributable profit – excluding exceptional items (US$ billion) 25 20 15 10 5 0 FY2009 FY2010 FY2011 FY2012 FY2013 BHP Billiton Limited Annual General Meeting, 21 November 2013

Full year dividends bhphilliton resourcing the future Dividends1 FY2004 – FY2013 (US cents per share (cps)) CAGR USD: 18% USD: 116 cps CAGR AUD: 14% AUD: 120 cps USD: 4% 120 AUD: 13% 100 80 60 40 USD: 26 cps AUD: 36 cps 20 0 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 1. Dividends declared in respect of the period. BHP Billiton Limited Annual General Meeting, 21 November 2013

Significance of what we do bhphilliton resourcing the future Newman Australia Port Hedland Australia Skyscraper under construction Beijing China (2012) BHP Billiton Limited Annual General Meeting, 21 November 2013

Our Charter bhphilliton resourcing the future bhpbilliton resourcing the future Our Charter We are BHP Billiton, a leading global resources company. Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. Our strategy is to own and operate large, long-life, low cost, expandable, upstream assets diversified by commodity, geography and market. Our Values Sustainability Putting health and safety first, being environmentally responsible and supporting our communities. Integrity Doing what is right and doing what we say we will do. Respect Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial. Performance Achieving superior business results by stretching our capabilities. Simplicity Focusing our efforts on the things that matter most. Accountability Defining and accepting responsibility and delivering on our commitments. We are successful when: Our people start each day with a sense of purpose and end the day with a sense of accomplishment. Our communities, customers and suppliers value their relationships with us. Our asset portfolio is world-class and sustainably developed. Our operational discipline and financial strength enables our future growth. Our shareholders receive a superior return on their investment. Andrew Mackenzie Chief Executive Officer May 2013 Sustainability Integrity Respect Performance Simplicity Accountability

Community and environment bhphilliton resourcing the future Water Sampling, Mt Arthur Coal Australia Five Rivers Conservation Project Australia Australian Indigenous Education Foundation Family accommodation, Perth Children’s Hospital Australia (completion expected by 2015) BHP Billiton Limited Annual General Meeting, 21 November 2013

Community and environment bhphilliton resourcing the future Worsley Emergency Service Volunteers Front (left to right): Rohan Butcher, Matthew Stoltenbarg, Phil Downes Back (left to right): Allan Callaway, Richard Gale BHP Billiton Limited Annual General Meeting, 21 November 2013

Broader economic contribution bhphilliton resourcing the future 63% of goods and services purchased from local and regional businesses, including over US$19 billion in Australia US$11.2 billion1 paid in royalties and taxes to local, state and national governments including US$9 billion in Australia The 1% pre-tax profit committed to community was US$246 million 1. Includes income tax paid, royalty related taxation paid and government royalties paid and payable. BHP Billiton Limited Annual General Meeting, 21 November 2013

Broken Hill bhphilliton resourcing the future Broken Hill circa 1900 BHP BHP Billiton Limited Annual General Meeting, 21 November 2013

Global reach bhphilliton resourcing the future Spence Samarco Neptune BECSA Chile Brazil United States South Africa BHP Billiton Limited Annual General Meeting, 21 November 2013

Angostura Trinidad and Tobago Jac Nasser Chairman Annual General Meeting 21 November 2013 bhphilliton resourcing the future

Agenda
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Chairman’s address
CEO’s address
Items of business
BHP Billiton Limited Annual General Meeting, 21 November 2013

Port Hedland
Australia
Andrew Mackenzie
Chief Executive Officer
Annual General Meeting
21 November 2013
bhphilliton resourcing the future

Western Australia is key to our success
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BHP Billiton Limited Annual General Meeting, 21 November 2013

A company firmly-rooted in Australia
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Petroleum and Potash Copper
Iron Ore
Coal
Aluminium, Manganese and Nickel Offices
BHP Billiton Limited Annual General Meeting, 21 November 2013

Australia – home to our largest shareholder base
bhphilliton resourcing the future
BHP Billiton Limited Annual General Meeting, 21 November 2013

Our People delivered results
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Worsley Australia
BHP Billiton Limited Annual General Meeting, 21 November 2013

Sustainability underpins everything we do
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Health Safety
Environment Community
BHP Billiton Limited Annual General Meeting, 21 November 2013

Safety performance
bhphilliton resourcing the future
Total Recordable Injury Frequency (TRIF)
(number of recordable injuries per million hours worked)
10 8 6 4 2 0 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013
BHP Billiton Limited Annual General Meeting, 21 November 2013

We make a positive contribution
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BECSA South Africa
Mt Arthur Australia
BHP Billiton Limited Annual General Meeting, 21 November 2013

Climate change
bhphilliton resourcing the future
BHP Billiton Limited Annual General Meeting, 21 November 2013

Greenhouse gas emissions
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Greenhouse gas emissions1
(millions of tonnes CO2-e)
60 FY2006 baseline4 40 20 0 FY2009 FY2010 FY2011 FY2012 FY2013 Scope 12 Scope 23
1. Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.
2. Scope 1 refers to direct GHG emissions from controlled operations.
3. Scope 2 refers to indirect GHG emissions from the generation of purchased electricity and steam that is consumed by controlled operations.
4. FY2006 baseline will be adjusted for material acquisitions and divestments based on asset GHG emissions at the time of transaction.
BHP Billiton Limited Annual General Meeting, 21 November 2013

Diverse energy portfolio
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Uranium Offshore oil and gas Coal Onshore oil and gas
BHP Billiton Limited Annual General Meeting, 21 November 2013

Our results at a glance
bhphilliton resourcing the future • Underlying EBIT of US$21.1 billion

•	Attributable profit of US$11.8 billion1
•	Controllable cash costs reduced by US$2.7 billion
•	Net operating cash flows of US$18.3 billion
•	Capital and exploration expenditure of US$21.7 billion2
•	Full year dividend of 116 US cents per share, up 4%

1. Excludes net exceptional charges of US$922 million.
2. Excludes deferred stripping.
Note: Variance relates to the relative performance of BHP Billiton during FY2013 compared with FY2012.
BHP Billiton Limited Annual General Meeting, 21 November 2013

We continue to extend our strong track record of operating performance BHP Billiton Limited Annual General Meeting, 21 November 2013 Strong growth in our major businesses (production volumes, % change, FY13 versus FY12) (3) 0 3 6 9 12 15 18 Alumina Metallurgical coal Copper Manganese ore Iron ore Petroleum Energy coal Aluminium Manganese alloy Nickel bhphilliton resourcing the future

Four pillars
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Iron Ore Petroleum
Copper Coal
BHP Billiton Limited Annual General Meeting, 21 November 2013

We remain confident in the long term outlook for potash bhphilliton resourcing the future BHP Billiton Limited Annual General Meeting, 21 November 2013 1.Current expansions include brownfield and greenfield projects under construction and expected to start-up prior to 2020, excluding Jansen. Source: Fertecon; company reports; BHP Billiton analysis. Supply deficit in the long term (million tonnes) CY13e CY20e CY30e existing supply current expansions¹ potential supply gap demand 2020 demand 2030

Jansen Potash project Bhphilliton resourcing the future BHP Billiton Limited Annual General Meeting, 21 November 2013

Broad-based exposure bhpbilliton resourcing the future BHP Billiton Limited Annual General Meeting, 21 November 2013 Iron Ore Port Hedland Steelmaking Potash Jansen Food Copper Spence Metals Petroleum Shenzi Energy

Iron Ore: Unlocking more tonnes bhpbilliton resourcing the future BHP Billiton Limited Annual General Meeting, 21 November 2013 Shovel productivity •Western Australia Iron Ore Improvements •Benchmarked operational effectiveness of Coal business •Increased availability and utilisation of shovels, lifted dig rates and improved flexibility to move people and equipment between sites Results •20% sustainable increase in shovel productivity

Coal: Increasing throughput and reducing downtime bhpbilliton resourcing the future BHP Billiton Limited Annual General Meeting, 21 November 2013 Coal Processing Plant •South Walker Creek – Bowen Basin Improvements •Teams work across functions •Process analysis of each step •Implement process improvements Results •7% sustainable increase in production bhpbilliton resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 21, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary